Launch of New ETN Offers a Liquid Alternative to Hedge Fund Investing with Lower Fees

More information on the Credit Suisse Long/Short Liquid Index (Net) ETN can be found on: www.credit-suisse.com/notes

Credit Suisse recently announced that for the first time, U.S. investors will be able to access the Credit Suisse/Tremont Long/Short Equity Hedge Fund Index strategy through an exchange-traded product.

The new Credit Suisse Long/Short Liquid Index (Net) ETN (NYSE Arca: CSLS) (the “CSLS ETN”) is designed to provide a more liquid alternative to hedge fund investing with lower fees. The Credit Suisse Long/Short Liquid Index (Net) (the “Index”) seeks to replicate the performance of the Credit Suisse/Tremont Long/Short Equity Hedge Fund Index by tracking the performance of non-hedge fund, transparent market measures.

The CSLS ETN is designed to provide lower volatility than traditional asset classes with equity-linked returns. Plus, the CSLS ETN gives investors the freedom to buy and sell openly on an exchange. By providing real-time pricing, intraday liquidity and portfolio transparency, the CSLS ETN represents the next generation of alternative investing.

An investment in the CSLS ETN involves risks, including the possible loss of part or all of your investment. For a brief description of some of the risks, please see below. For further information regarding risks, please see the section entitled "Risk Factors" in the applicable prospectus. Credit Suisse AG ("Credit Suisse") has filed a registration statement (including underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the CSLS ETN. Before you invest, you should read the applicable pricing supplement, the Underlying Supplement dated September 14, 2009, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the CSLS ETN and other  considerations that are important in making a decision about investing in the CSLS ETN. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037. The CSLS ETN may not be a suitable investment for you if you are not willing to be exposed to fluctuations in the level of the Index; you seek a guaranteed return of principal; you believe the level of the Index will decrease or will not increase by an amount sufficient to offset the impact of the fees during the term of the CSLS ETN; you prefer the lower risk and therefore accept the potentially lower but more predictable returns of fixed income investments with comparable maturities and credit ratings; or you seek current income from your investment. Although the return on the CSLS ETN will be based on the performance of the Index, the payment of any amount due on the CSLS ETN, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investment banking services in the United States are provided by Credit Suisse Securities (USA) LLC, an affiliate of Credit Suisse Group.

If you do not wish to continue receiving updates and announcements in connection with Credit Suisse Structured Notes, please contact us at structured.notes@credit-suisse.com .

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